EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	12 months ended March 31, 2007

		Years Ended December 31
		2006	2005	2004	2003
Fixed charges, as defined:
Interest expense	$87,073	$88,426	$84,952	$84,746	$85,013
Amortization of debt expense and premium—net	7,528	7,741	7,762	8,301	7,972
Interest portion of rentals	1,744	1,802	2,394	2,443	4,452

Total fixed charges	$96,345	$97,969	$95,108	$95,490	$97,437

Earnings, as defined:
Income from continuing operations	$55,655	$73,133	$45,168	$35,614	$50,643
Add (deduct):
Income tax expense	31,060	42,090	25,861	21,592	35,340
Total fixed charges above	96,345	97,969	95,108	95,490	97,437

Total earnings	$183,060	$213,192	$166,137	$152,696	$183,420

Ratio of earnings to fixed charges	1.90	2.18	1.75	1.60	1.88

Fixed charges and preferred dividend requirements:
Fixed charges above	$96,345	$97,969	$95,108	$95,490	$97,437
Preferred dividend requirements (1)	—	—	—	—	1,910

Total	$96,345	$97,969	$95,108	$95,490	$99,347

Ratio of earnings to fixed charges and preferred dividend requirements	1.90	2.18	1.75	1.60	1.85

(1)	Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.